Mail Stop 3030

                                                                  February 15,
2018

     Via E-mail
     Howard W. Lutnick
     Chief Executive Officer
     CF Finance Acquisition Corp.
     110 East 59th Street
     New York, NY 10022

            Re:     CF Finance Acquisition Corp.
                    Draft Registration Statement on Form S-1
                    Submitted January 19, 2018
                    CIK No. 0001728041

     Dear Mr. Lutnick:

            We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
     EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

     Prospectus Cover

     1. We note your disclosure that you cannot guarantee that your securities will be approved for listing on the Nasdaq Capital Market and that you applied to have your units listed on or after the date of the prospectus. Given several features of the offered securities appear to rely to a certain extent upon such listing, including protection of the funds in the trust as well as liquidity of the trading market, clearly highlight the risks of not so listing throughout in appropriate locations, including the summary. In addition, since the listing does not appear to be a condition to completion of this offering, it does not appear appropriate to highlight Nasdaq listing and Nasdaq rules as you have done.
 Howard W. Lutnick
CF Finance Acquisition Corp.
February 15, 2018
Page 2

Summary, page 1

2. It appears that you have highlighted Cantor as a key reason to invest in this offering. If
        Cantor has no arrangement to provide services to you and has no obligations or duties to you, it is unclear why it is appropriate to highlight in the summary Cantor as a key reason to invest in this offering.

3. If the background information is appropriate for your prospectus summary, carefully consider the information that is the most significant, and briefly highlight that information in the summary. Also, revise your prospectus summary disclosure regarding
        Cantor to avoid unnecessary repetition of the detail that you include later in your prospectus. Ensure that information about Cantor that you highlight in your document is balanced, with equally prominent explanation of Cantor's experience with unsuccessful transactions, or transactions or entities that generated losses for investors.

Corporate Information, page 8

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Underwriting, page 146

5. We note your disclosure in the third paragraph of this section about changing the offering price and other selling terms. If true, please revise to clarify that you are referring to changes after completion of this offering.

        You may contact Andri Carpenter at (202) 551-3645 or Gary Todd, Senior Accountant, at
(202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.


                                                             Sincerely,

                                                             /s/ Daniel Morris
for

                                                             Amanda Ravitz
                                                             Assistant Director
                                                             Office of
Electronics and Machinery


cc:   Douglas S. Ellenoff, Esq.